�          !" #$ $% &' #%#$()* )+,-./ 0 123345678.9./ :;<=1 >?@ A1A= BCDEFDGBHIEF HE IJE FKGLCHBHKF MN OPQ RNRM STUVWXWY Z[\ ]̂_W ̀Gabcdef̀g PTThiTjWk ̂hlPQ ̂_P̂ Û _Pk miYj_PkWl ̂_W nhVhoUTp TiqrWY hn Ûk hYlUTPYQ k_PYWkhT ̂_W [hTlhT ŝhjt uvj_PTpW nYhq uwxyu sx _PXUTp Ûk YWpUk̂WYWl hnUjW P̂ z{ YiW O|TPYk }~NNR ZPYUk{ YPTjW{oÛ_ \hqqWYjUPV YWpUk̂YP̂UhT TiqrWY M€R N€N Rz ‚\s ZPYUk ]̀ƒ„… †‡aˆ…‡̀g‰ Š_W YWmiYj_PkWl k_PYWk oUV rW _WVlUT ̂YWPkiYQ‰ I‡‹Œed‡f F„d‡… ŽP̂W hn miYj_PkWk MN OPQ RNRMyiqrWY hn hYlUTPYQ k_PYWk miYj_PkWl R{NN‘Up_Wk̂ mYUjW mPUl mWY k_PYW ’“m €{~R‰NN[hoWk̂ mYUjW mPUl mWY k_PYW ’“m €{NMz‰NN”hViqW oWUp_̂Wl PXWYPpW mYUjW mPUl mWY k_PYW ’“m €{NM‰R• sij_ miYj_PkWk nhYq mPŶ hn ̂_W \hqmPTQ–k WvUk̂UTp k_PYW riQ—rPjt mYhpYPqqW PTl oWYW WnWĵWl miYkiPT̂ ̂h ̂_WUTk̂YiĵUhTk UkkiWl ̂h ̂_W “YhtWY rQ ̂_W \hqmPTQ hT } OPYj_ RNRM{ Pk PTThiTjWl hT ̂_P̂ lP̂W‰ hVhoUTp ̂_W miYj_PkW hn ̂_WkW k_PYWk{ STUVWXWY _hVlk N{RzM{€z• hn Ûk hYlUTPYQ k_PYWk UT ̂YWPkiYQ PTl _PkR{~•{NMN{MNM hYlUTPYQ k_PYWk UT UkkiW ]WvjVilUTp ̂YWPkiYQ k_PYWkg‰ D˜˜‡…˜dƒ…‹ Œe™a‡bdƒŒae B‡d‹Œe˜ š…e›… œa›b… ž…Œ˜„ƒ…‹ dš…‡d˜…c‡ŒŸ…  ¡†c¢ D˜˜‡…˜dƒ…‹ ša›b…[su €{NM‰€• R{N•\“£u “wu\“£u \wu €{NMz‰~N •ŠiY¤ihUkW OWlUP uT¤iUYWkZVWPkW jhT̂Pĵ ̂_W STUVWXWY ZYWkk £nUjW P̂ ZYWkk—£nUjW‰[hTlhT¥STUVWXWY‰jhq B‡dedŸƒŒae ‹…ƒdŒ �� � �  ���  ��� !�"� �## "� � �$� �%& �"   '��� & �� �  ( �  "�) �*� �+& �� �� �,)#*�"�# �� *-&�#)) � "�   �  .�/0123435670893 :;4<=�>?@ABC;1D428�E=20= C4F=�>@GCB !'H IJ K. . !'! H IJ K..L!L !' H IJ .. !' H IJ  .L.!! !'  H IJ .!. K !' H IJ L.K. !L !' !H IJ !..L L !' !H IJ . L.!  !' !H IJ .L.M !' LH IJ .. !' LH ,+N�,O . . ML !' LH IJ . .LML !' LH IJ .!.�PQRS�RTUVWXYZRVT�RS�[WV\R]̂]�_̀�abcd�ZQ̂�T̂eS�ŜW\Rf̂�VU�ZQ̂�gVT]VT�cZVfh�ijfQYTk̂l�abc�RS�Y[[WV\̂]�_̀�ZQ̂�mRTYTfRYn�oVT]pfZ�qpZQVWRZ̀�ZV�YfZ�YS�YrWRXYẀ�sTUVWXYZRVT�rWV\R]̂W�RT�ZQ̂�tTRẐ]�uRTk]VXl�P̂WXS�YT]�fVT]RZRVTS�ŴnYZRTk�ZV�ZQ̂�pŜ�YT]�]RSZWR_pZRVT�VU�ZQRS�RTUVWXYZRVT�XỲ�Y[[ǹl�mVW�UpWZQ̂WRTUVWXYZRVTd�[n̂YŜ�fVTZYfZ�WTSvnŜklfVX�VW�\RSRZ�eeelWTSlfVXlabc�XỲ�pŜ�̀VpW�sr�Y]]ŴSS�ZV�fVTURWX�fVX[nRYTf̂�eRZQ�ZQ̂�ẐWXS�YT]�fVT]RZRVTSd�ZV�YTYǹŜ�QVe�̀Vp�̂TkYk̂�eRZQ�ZQ̂�RTUVWXYZRVT�fVTZYRT̂]�RT�ZQRSfVXXpTRfYZRVTd�YT]�ZV�SQYŴ�SpfQ�YTYǹSRS�VT�YT�YTVT̀XRŜ]�_YSRS�eRZQ�VZQ̂WS�YS�[YWZ�VU�VpW�fVXX̂ WfRYn�ŜW\Rf̂Sl�mVW�UpWZQ̂W�RTUVWXYZRVT�Y_VpZ�QVeabc�YT]�ZQ̂�gVT]VT�cZVfh�ijfQYTk̂�pŜ�ZQ̂�[̂WSVTYn�]YZY�̀Vp�[WV\R]̂�pSd�[n̂YŜ�Ŝ �̂VpW�rWR\Yf̀�rVnRf̀l�ibw��xNJ$yz{$$z$z{y% |�}~}�€‚ƒ‚�„…†‡�ˆ‰†Š‹‚Œ�Ž†�‘�’“ŒŠ…”�’”’•ƒ